Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

May 22, 2007

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re:	Apex Bioventures Acquisition Corporation
File No. 333-135755

Ladies and Gentlemen:

On behalf of Apex Bioventures Acquisition Corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) amendment no. 3 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on July 13, 2006 and amended on August 28, 2006 and April 11, 2007. We are delivering clean and marked complete courtesy copies of the Amendment to each of Larry Spirgel and William A. Bennett of the Commission.

Please call the undersigned at (212) 935-3000 with any comments or questions regarding the Amendment.

Very truly yours,

/s/ Joel I. Papernik
Joel I. Papernik

cc:	Apex Bioventures Acquisition Corporation
Darrell J. Elliott
K. Michael Forrest

Kramer Levin Naftalis & Frankel LLP
Christopher S. Auguste, Esq.
David J. Levine, Esq.